August 4, 2014

SUBMITTED VIA EDGAR

Sonia Gupta Barros

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C.  20549-1090

Re:                              Ashford Inc.

Registration Statement on Form S-4

Filed July 2, 2014

File No. 333-197191

Dear Ms. Barros:

Ashford Inc. has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 22, 2014 with respect to its Registration Statement on Form S-4 (333-197191) that was filed on July 2, 2014.  On behalf of Ashford Inc., we respectfully submit the responses below to your comment letter.  To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

General

1.                                      As you know, we are reviewing the Form 10-12B pertaining to the spin-off of Ashford Inc. from Ashford Trust, and have issued comments in connection with that review. Please confirm that you will amend this registration statement, as appropriate, to reflect your responses to our comments on the Form 10-12B.

We confirm that the registration statement will be amended, as appropriate, to reflect Ashford Inc.’s responses to the Staff’s comments on the Form 10.

2.                                      We note that, in conjunction with the exchange offering of your common stock contemplated by this registration statement, Ashford Trust OP will distribute common units of Ashford LLC to its limited partners.  Please provide us a detailed analysis as to the treatment of this distribution for purposes of Section 5 of the Securities Act.  We may have further comment.

The Commission has long taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because a dividend of securities does not constitute a disposition “for value” within the meaning of that section.(1) The proposed distribution of all of the outstanding common units of Ashford LLC (the “Units”) to the limited partners of Ashford Hospitality Limited Partnership (“Ashford Trust OP”) represents the partnership equivalent of a dividend of assets of Ashford Trust OP that will be declared and paid to its limited partners.  (We refer to the proposed distribution of the Units to the limited partners as the “Conveyance” below to avoid any implication or inference that such action is a “distribution” as that term is used in connection with the federal securities laws.)  The Conveyance is an interim step in the proposed series of transactions that would result in the spin-off of the shares of Ashford Inc. to the stockholders of Ashford Trust.  In view of the facts that (i) 80.1% of the Units will be conveyed to Ashford OP Limited Partner LLC, an affiliate of Ashford Trust OP (“Ashford Trust LP”), in the Conveyance, (ii) Ashford Inc. anticipates that most (and most likely almost 100%) of the Units held by the limited partners other than Ashford Trust LP and eligible to be exchanged will be exchanged for shares of Ashford Inc. common stock pursuant to the exchange offer contemplated by the registration statement and (iii) Ashford Inc. will own at least 80.1% (and is anticipated to own almost 100%) of the Units at the time that the spin-off of the Ashford Inc. shares occurs, the Conveyance is distinctly different from the type of dividend of a subsidiary’s securities that the Commission typically analyzes as a spin-off and does not present the concerns that drive the Commission’s analyses of such dividends.  Nevertheless, it is helpful to analyze the Conveyance from the perspective of a spin-off.

Although the Conveyance will be a part of a series of transactions culminating in the spin-off of the shares of Ashford Inc. to the stockholders of Ashford Trust, the Conveyance should be viewed separately from those other transactions when analyzing the treatment of the  Conveyance for purposes of Section 5 of the Securities Act.  If one or more of Ashford Trust and its subsidiaries were to be the only owners of the Units following the Conveyance, the question of the Conveyance of the Units would not be at issue.  It is only the presence of the limited partners other than Ashford Trust LP that appears to have given rise to the question of whether the Conveyance is a sale for purposes of Section 5 of the Securities Act.  There are 44 limited partners and several of them are current or former directors, officers, and employees of Ashford Trust.  Ashford Inc. understands that all of the limited partners qualify as “accredited investors”(2) and are sophisticated investors.  It is also important to note that the Units conveyed to such limited partners will be “restricted securities”(3) and those Units will not be sold except pursuant to the exchange offer or in a sale pursuant to Rule 144 under the Securities Act.  None of limited partners to receive the exchange offer will be legally obligated or, Ashford Inc. believes, under any economic compulsion to accept the exchange offer or to dispose of the Units or any interest therein as a result of the Conveyance or the spin-off of the Ashford Inc. shares.  There is not now

(1)  See Securities Act Release No. 929 (July 29, 1936).

(2)  As defined in Rule 501(a) of Regulation D under the Securities Act.

(3)  As defined in Rule 144(a)(3) under the Securities Act.

and, after the Conveyance, there will not be any trading market for the Units such as that expected to develop in the Ashford Inc. common stock after the spin-off of the Ashford Inc. shares occurs.  Ashford Inc. does not currently intend to, or foresee that it will, sell the Units that it will own or expect that any other common units or securities of Ashford LLC will be offered or sold in the foreseeable future.  The Units will not be the subject of any offer to sell or solicitation of an offer to purchase the Units.  The limited partners will make no investment decision in connection with the Conveyance.  As a result, Ashford Inc. believes that the Conveyance should be analyzed separately from the other transactions proposed to occur with respect to the spin-off of Ashford Inc.’s shares for purposes of determining if the Conveyance is a sale under Section 5 of the Securities Act.

Despite the Commission’s basic, long-standing position that dividends of securities generally do not constitute “sales” for purposes of Section 2(a)(3) of the Securities Act and, therefore, are outside the scope of the registration requirements of Section 5 of the Securities Act, the Staff addressed concerns specific to spin-offs of entities that would warrant registration under the Securities Act in Staff Legal Bulletin No. 4 (avail. Sept. 16, 1997) as issued by the Commission’s Division of Corporation Finance (the “Staff Legal Bulletin”).  In the Staff Legal Bulletin, the Staff states that “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a ‘sale’ of the securities by the parent.”(4) The policy aims that led to the adoption of the Staff Legal Bulletin were protecting investors against disguised sales of securities, inadequate public disclosure concerning issuers and anti-fraud violations.

Ashford Trust OP’s conveyance of the Units to the limited partners fits within the Staff’s description of a “spin-off” in the Staff Legal Bulletin, which reads: “[i]n a ‘spin-off,’ a parent company distributes shares of a subsidiary to the parent company’s shareholders.”(5)  As Comment No. 2 notes, Ashford Trust OP will “distribute” (as that term is used in the Delaware Uniform Limited Partnership Act (the “Partnership Act”) all of the Units to the limited partners.

Ashford Trust believes that the Conveyance will not give rise to the circumstances that have, as described in the Staff Legal Bulletin, been the Staff’s basic concerns with spin-offs because the Conveyance will not result in:

•                  an active trading market in any Units; nor

•                  a violation of the anti-fraud provisions of the Securities Act or the Exchange Act.(6)

With regard to the possibility of an active trading market in Units developing, as noted above, Ashford Inc. anticipates that most, and likely all but a small percentage, of the Units held by the limited partners other than Ashford Trust LP will be exchanged for shares of Ashford Inc. in the

(4)  See Question 3 of the Staff Legal Bulletin.

(5)  See Question 1 of the Staff Legal Bulletin.

(6)  See Question 3 of the Staff Legal Bulletin.

exchange offer, thus eliminating any possibility that a trading market in the Units could develop as a result of the Conveyance.  Moreover, Ashford Inc. will not make any application to list the Units on any national or other securities exchange and does not expect any quotations of the Units to be made on any automated quotation system or over-the-counter market.

We note that, in Question 4 of the Staff Legal Bulletin, the Staff takes the position that an issuer such as Ashford LLC does not have to register a transaction such as the Conveyance if five conditions are met.  Those conditions are: (1) the parent shareholders do not provide consideration for the spun-off shares; (2) the spin-off is pro-rata to the parent shareholders; (3) the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets; (4) the parent has a valid business purpose for the spin-off; and (5) if the parent spins-off “restricted securities,” it has held those securities for at least two years.  Ashford Inc. believes that, as demonstrated below, those conditions will be satisfied by the Conveyance and the related transactions and actions to be taken in connection with the spin-off of the Ashford Inc. stock.

First Condition:  No Consideration Provided for the Units.  The purpose of the Conveyance is to convey ownership of the Units directly to the limited partners. The Conveyance does not require the approval of the limited partners, either under the Partnership Act or the terms of the limited partnership agreement of Ashford Trust OP, and the limited partners will have the Units conveyed to them pro rata in accordance with their respective percentage ownership interests in Ashford Trust OP. The Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section.(7) The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. In light of the Commission’s position and its underlying rationale, Ashford Inc. believes that the Conveyance will involve neither an “offer” nor a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act because: (i) no one, including Ashford Inc. and the other subsidiaries and affiliates of Ashford Trust will receive any value from the limited partners or any other person in consideration of, or as a result of, the conveyance of the Units to the limited partners; (ii) no limited partner will make any payment of cash to any person or exchange any other property, property interests or rights with any person for the Units conveyed to a limited partner in the Conveyance; (iii) no limited partner will assume or incur any obligations or liabilities in connection with or as a part of the Conveyance; (iv) no limited partner will make any investment decision with respect to the Conveyance or receipt of Units; (v) no active trading market in the Units will develop as a result of the Conveyance; (vi) the liquidity of the Units in the hands of the limited partners will be no greater than is the liquidity of the partnership interests in Ashford Trust OP they now hold and will continue to hold after the Conveyance; and (vii) the limited partners will make no capital

(7)  See Securities Act Release No. 929 (July 29, 1936).

contributions to or convey any assets to Ashford LLC or have any obligation to contribute capital to or otherwise fund Ashford LLC or be subject to any capital call with respect to Ashford LLC as a result of the Conveyance.  Moreover, no limited partner will make any investment decision regarding the Conveyance.  The only investment decision to be made by the limited partners will be with respect to the acceptance or rejection of the exchange offer, which will be registered pursuant to the registration statement.  Accordingly, Ashford Trust believes that the first condition of the Staff Bulletin is met.

Second Condition: Pro Rata Conveyance to the Limited Partners. The Conveyance will be effected on a pro rata basis in accordance with each limited partner’s percentage ownership interest in Ashford Trust OP.  Consequently, after the completion of the Conveyance, the limited partners will hold the Units in the same proportion as they will hold partnership interests in Ashford Trust OP immediately prior to and immediately after the Conveyance and have the same proportionate ownership interest in Ashford LLC as they will have in Ashford Trust OP immediately prior to and immediately after the Conveyance. Accordingly, Ashford Trust believes the second condition is met.

Third Condition:  Provision of Adequate Information.  The limited partners will receive the prospectus that will be a part of the registration statement at the time it is declared effective at the time the Conveyance is completed.  The prospectus will contain substantial information about Ashford LLC, including the information that substantially complies with the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  There is no need to provide information regarding the Conveyance to the trading markets because, as noted, no trading markets in the Units are anticipated to develop after the Conveyance.  Nevertheless, substantial information regarding Ashford Inc. will be provided and readily available to the markets and investors as a result of the public availability of the registration statement on Form 10 of Ashford Inc. as filed under the Exchange Act (the “Form 10”) and the periodic and current reports and Schedules 14A that Ashford Inc. will file in accordance with the requirements of the Exchange Act.  Moreover, Ashford Inc., as a company whose shares will be listed on a national securities exchange, NYSE MKT LLC, will be required to make certain information available to the trading markets under the rules of that exchange.   In view of the fact that Ashford Inc.’s principal operations will be conducted through Ashford LLC, the information in those periodic reports will provide significant information regarding the operations and performance of Ashford LLC.  Accordingly, Ashford Trust believes that the third condition is met.

Fourth Condition:  Valid Business Purpose.  The Conveyance has a valid business purpose, which is that it is a necessary step to effect the spin-off of Ashford Inc. by Ashford Trust.  As we noted in our letter dated May 14, 2014 to Ms. Kristina Aberg of the Staff regarding comments on the Form 10:

Ashford Trust has determined that there is a valid business purpose for the spin-off as set forth in Staff Legal Bulletin No. 4 (Sept. 16, 1997) based on factors including but not limited to the following:

•                  Enhanced growth opportunities.  Ashford Inc.’s business represents a discrete and separate portion of Ashford Trust’s overall business strategy.  Ashford Inc. is not a REIT and its business has different financial and operational requirements than Ashford Trust’s business.  Ashford Trust, as a hotel REIT,  is focused on investing opportunistically across all segments and at all levels of the capital structure within the hospitality industry while Ashford Inc.’s business will be to serve as the external advisor and focus on asset managing and advising Ashford Trust, Ashford Hospitality Prime, Inc. (“Ashford Prime”) and potential new or additional platforms.  The separation will allow each company to better tailor its business strategies to best address growth opportunities in its industry.

•                  Increased transparency. The separation will enable potential investors and the financial community to evaluate the performance and assess the strategy of each company separately.  Ashford Trust’s board of directors believes the additional information available resulting from the separate disclosure will allow each company’s securities to be appropriately valued by the market and may result in a higher aggregate market value than the value of the combined company.

•                  Tailored capital structure.  Each company will have the flexibility to create a capital structure tailored to its strategic goals and consistent with its stockholders’ interests, which may improve access to the capital markets for both Ashford Trust and Ashford Inc., as compared to Ashford Trust common stock prior to the distribution.  Further, Ashford Trust’s board of directors believes that the creation of a business model with few fixed assets, significant growth potential and stability of earnings, while maintaining alignment of stockholder interests between Ashford Inc. and the two companies it initially advises could unlock value in the asset management platform.

•                  Investor choice.  Ashford Trust’s board of directors believes that the lodging investment business and the asset management business appeal to different types of investors with different investment goals and risk profiles.  Following the separation and distribution, investors will be able to pursue investment goals in either or both companies.  In addition, management should be able to establish goals, implement business strategies and evaluate growth opportunities in light of investor expectations specific to each company’s respective business, without undue consideration of investor expectations for the other business.

Ashford Inc. believes that because the Conveyance is a critical transaction in the series of transactions that will result in the spin-off of Ashford Inc. to Ashford Trust’s stockholders, the presence of a valid business purpose for that spin-off gives the Conveyance itself a valid business purpose.  Accordingly, Ashford Trust believes that the fourth condition is met.

Fifth Condition:  Holding Period of Restricted Securities.  The Staff Legal Bulletin states that the distribution of “restricted securities” — that is, securities acquired from an issuer or affiliate of the issuer of the securities in a transaction or chain of transactions not involving a public offering(8) — would have to be registered unless the company conducting the spin-off held the restricted securities for two years. (Two years was the Rule 144 holding period at the time the Staff Bulletin was issued; presumably, following the 2008 amendments to Rule 144, the current applicable period is one year.) The Staff Legal Bulletin further states that shares issued in connection with the formation of a company are not restricted securities for purposes of the Staff Legal Bulletin. This holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party. Since Ashford Trust OP formed Ashford LLC, this final condition does not apply to the Conveyance.

Ashford Inc. believes that the foregoing discussion shows that the Conveyance satisfies the conditions outlined in the Staff Legal Bulletin and, as a result, no registration of the Conveyance is required.

Ashford Inc. believes that, as a general matter, the Conveyance does not constitute a “sale” as defined in Section 2(a)(3) of the Securities Act or for purposes of Section 5 of the Securities Act.  In light of the fact that there will be no contract for sale of the Units, the determination of whether the Conveyance constitutes a sale for purposes of Section 5 turns on whether the Conveyance constitutes a disposition of securities for value.  As reflected in our discussion above under the heading “First Condition:  No Consideration Provided for the Units,” no limited partner will provide or receive any consideration or other thing of value for the Units conveyed to them or will assume or incur any obligation or liability as a result of the Conveyance and no trading market will develop in the Units.  As a result, Ashford Inc. believes that the Conveyance will not involve a disposition of the Units for value and, therefore, the Conveyance will not be a sale for purposes of Section 5 of the Securities Act.

Registration of the Conveyance would serve no regulatory or investor protection purpose that is not already satisfied by the extensive disclosures that will be made to the limited partners that are not subsidiaries of Ashford Trust by means of the prospectus and the public availability of the Form 10 and the information concerning Ashford Inc. and its consolidated subsidiary, Ashford LLC, that will be provided by means of the reports and Schedules 14A that Ashford Inc. will be required to file with the Commission under the Exchange Act after the spin-off of the Ashford Inc. shares is completed. Ashford Inc. believes that requiring the registration of the conveyance of the Units would be confusing to investors and would not serve to provide additional information or anti-fraud protections to the limited partners that would be meaningful or address a disguised sale of securities.  For all of the foregoing reasons, Ashford Inc. believes that the Conveyance is not a sale of the Units for purposes of, and is not required to be registered under, Section 5 of the Securities Act.

(8)  See Securities Act Rule 144(a)(3).

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

No written communications, as defined in Rule 405 under the Securities Act, have been or will be provided to any potential investor by Ashford Inc. or any person authorized to act on behalf of Ashford Inc. in reliance on Section 5(d) of the Securities Act and in connection with the Exchange Offer by Ashford Inc.  The only written communication to be provided by Ashford Inc. or on its behalf to any person who will be or may become an owner of Ashford Inc. shares as a result of the Exchange Offer will be a copy of the prospectus that is part of the registration statement.  In addition, Ashford Trust and Ashford Inc. may each make a press release announcing the completion of the spin-off of Ashford Inc. by Ashford Trust, and we expect that any such press release will be furnished to or filed with the Commission by means of a Current Report on Form 8-K.

To the knowledge of Ashford Inc., after it performed reasonable due diligence with respect to the matter, no research reports about Ashford Inc. have been published or distributed in reliance upon the provision of Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in Exchange Offer.  We note that, as a result of the structure of the spin-off of Ashford, Inc., such spin-off does not involve any offering of the shares of Ashford Inc. to be distributed to the stockholders of Ashford Trust in the spin-off or any other securities of Ashford Inc. and no person is participating or will participate in the spin-off of Ashford, Inc. as a broker or dealer.

4.                                      We note that you are currently consulting with the Division of Corporation Finance’s Office of Mergers and Acquisitions in connection with this transaction.  We will continue to monitor the status and outcome of these discussions.

We acknowledge that you will continue to monitor the status and outcome of our discussions with the Division of Corporate Finance’s Office of Mergers and Acquisitions.

5.                                      We note your reference in the prospectus to the valuation opinion of Ashford’s Trust financial advisor.  Please tell us your analysis as to whether this opinion is materially related to the transaction under Item 4(b) of Form S-4.  If so, please revise to disclose information about the valuation as would be required by Item 1015(b) of Regulation M-A and include the opinion as an exhibit to the registration statement.

Ashford Hospitality Trust Inc. (“Ashford Trust”) will obtain two third party independent opinions of value of Ashford Inc. prior to the separation and distribution.  Ashford Inc. has determined that the valuation opinions will be materially related to the Exchange Offer.  The Company intends to file both opinions in appendices to the prospectus and include them as exhibits to the registration statement; however, the draft forms of such opinions are not yet available.  The exhibit list to Amendment No. 3 to the registration statement has been revised to indicate that such valuation opinions will be filed as exhibits pursuant to a future amendment.

Further, after the valuation reports are received, we will expand the prospectus section titled “Valuation Opinions of Ashford Trust’s Financial Advisor” under the heading “The Separation and Distribution” to include the following information:

•                  The name of the financial advisor providing the valuation analysis;

•                  The qualification of the financial advisor;

•                  Any material relationship that existed during the past two years and related compensation between the financial advisor and Ashford Inc., Ashford Trust or their affiliates;

•                  The party determining the consideration to be paid;

•                  A summary of the valuation, including the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings; and

•                  Instructions provided by Ashford Trust to such financial advisor, as well as any limitations on the scope of the appraisal.

6.                                      Please also tell us whether you plan to file a consent of the third party valuation specialist for the inclusion of the disclosure related to valuation range, including any additional disclosure provided in response to comment 5.  Refer to Rule 436(b) of Regulation C.

Ashford Inc. intends to file a consent of Ashford Trust’s financial advisors for the inclusion of the required disclosure, and the exhibit index to the revised registration statement indicates that such consent will be filed as an exhibit pursuant to a future amendment to the Form S-4.

7.                                      We note that you have not included the financial statements of Ashford Hospitality Advisor LLC (“Ashford LLC”).  Please advise us of the basis for excluding these financial statements.

The financial statements of “Ashford Advisor” that are included in the registration statement reflect historical financial information of Ashford Hospitality Advisor LLC (“Ashford LLC”) together with assets, liabilities and operations of that portion of Ashford Trust’s business being separated from Ashford Trust as part of the separation and distribution.  The Company believes that the inclusion of historical financial statements of only Ashford LLC, exclusive of the carve-out adjustments, would be confusing and perhaps misleading to the Unit holders.  Prior to the distribution of Ashford LLC Units, the Unit holders never held a direct interest in Ashford LLC, and absent the separation and distribution, they still would not hold a direct interest in Ashford LLC.  Rather, the interest they currently hold is an interest in Ashford Trust OP, the parent of Ashford LLC.  If Ashford LLC Unit holders elect to tender their Units, they will receive shares of Ashford Inc. common stock—the same common stock being distributed to common stockholders in the separation and distribution being registered on the Form 10.  These Unit holders will have exchanged an interest in Ashford LLC, not as it existed prior to the separation and distribution (strictly as a subsidiary of Ashford Trust OP), but as it will exist following the separation and distribution, which is more accurately represented by the “Ashford Advisor” financial statements than it would be by strictly historical Ashford LLC financial statements.  If the Ashford LLC Unit holders elect not to tender their Units, they will have an interest in Ashford LLC rather than Ashford Inc., but the economics of such an investment will be identical to an investment in Ashford Inc.

Additionally, Ashford LLC was formed on April 5, 2013 and had no activity prior to the fourth quarter of 2013 when it received advisory service fees from Ashford Hospitality Prime, Inc.  Beginning on January 1, 2014, all of the personnel that were previously employees of Ashford Trust OP, a subsidiary of Ashford Trust, became employees of Ashford LLC.  As a result of the limited activity of Ashford LLC for periods prior to January 1, 2014, as well as the nature of the Exchange Offer, which is only occurring in connection with the separation and distribution, the Company believes that historical financial statements presented for Ashford LLC alone would not represent the financial position and results of operations of Ashford LLC and could be confusing or even misleading.  It is the Company’s position that the carve-out financial statements of “Ashford Advisor” better represent the financial position and results of operations of Ashford LLC and are, therefore, more meaningful to investors.

Business of Ashford Inc.

Business Strategy, page 65

8.                                      We note that you highlight prospective international operations on page 21 in the Risk Factors section.  Please expand your disclosure to discuss such plans with greater specificity.

Following the exchange offer and the separation and distribution, Ashford Inc. will be advisor to Ashford Prime, pursuant to an existing advisory agreement between Ashford LLC and Ashford Prime.  Pursuant to the existing advisory agreement, which is filed as an exhibit to the registration statement, Ashford Prime’s initial investment guidelines include investments in international hospitality assets.  While Ashford Inc. has no current plans for prospective international operations independent from its role as advisor, the Company believes the disclosure about the risks inherent with international operations is appropriate given that Ashford Prime’s investment guidelines specifically contemplate international investments.  We have revised the risk factor disclosure to provide that the company “may” rather than “intends” to conduct international operations in the near future and to clarify that such operations would be as a result of Ashford Inc.’s role as advisor to an entity that has international operations.  Additional specificity with respect to the nature of such potential future international operations is not available at this time.

Advisory Agreements

Term and Termination, page 69

9.                                      Please revise to discuss whether your agreements impose a cap on termination fees.

There is no cap imposed on termination fees under the advisory agreement between Ashford LLC and Ashford Hospitality Prime, Inc. (“Ashford Prime”), and there will not be a cap imposed on termination fees under the advisory agreement between Ashford LLC and Ashford Trust.  The revised registration statement includes disclosure regarding this fact.

Competitive Strengths, page 77

10.                               We note your total return figures referenced in this section.  Please revise to describe your methodology for calculating these returns in greater detail.  If you elect to retain this disclosure, please also revise to clarify your basis for this disclosure and include disclosure on any past or present material adverse business developments.  Please also expand to include disclosure reflecting return rates after fees and expenses.

The revised registration statement does not include the total return figures that were previously included in the registration statement.

Business of Ashford LLC, page 81

11.                               Please expand your narrative here and elsewhere to better discuss its historical operations, if any.  In this regard, please also explain in the disclosure whether this entity is currently registered under the Investment Advisers Act of 1940 or intends to do so.  We may have further comment based on your response.

The revised registration statement includes amended disclosure regarding the historical operations of Ashford LLC and the expectation that a subsidiary of Ashford LLC will register as an investment advisor under the Investment Adviser Act of 1940 in connection with advising private investment fund platform expected to launch in 2014.

Material U.S. Federal Income Tax Consequences, page 115

12.                               Please revise to remove the penultimate sentence of the first paragraph or, alternatively, tell us why you believe it is appropriate.  We also note your inclusion of language to reflect that such disclosure is for general information only and does not constitute “tax advice.”  However, we note your opinion rendered by counsel with this transaction is forthcoming.  As such, please either summarize the tax opinion or clearly identify and articulate the opinion being rendered.  We may have further comment once we review your tax opinion.

The penultimate sentence of the first paragraph has been removed.  The disclosure has also been revised to clearly identify the opinion being rendered.

Part II.  Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-1

13.                               Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.  If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review.   The drafts should be filed as EDGAR correspondence.

Most of the exhibits are being filed with the revised registration statement.  The remaining exhibits will be filed as soon as they are finalized.  As requested, we have filed drafts of the legal and tax opinions as EDGAR correspondence.

We respectfully submit the foregoing for your consideration in response to your comment letter dated July 22, 2014.  If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling
Muriel C. McFarling

cc:                                David A. Brooks
Deric S. Eubanks
Mark Nunneley